Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
September 21, 2012
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds) File Nos: 811-05426 and 033-19338
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on August 22, 2012, regarding Post-Effective Amendment No. 125 (the “Amendment”) to the AIM Investment Funds’ (Invesco Investment Funds’) (the “Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2012, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective September 25, 2012. The purpose of the Amendment is to register a new fund, Invesco Global Markets Strategy Fund (the “Fund”). These comments and responses apply to Class H1 shares of the Fund. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: Because the fund uses “Global “in its name, please describe how the Fund defines “global”.
     Response: We have added disclosure to the prospectus that the Fund intends to invest in at least 3 countries and at least 40% of its portfolio ex-U.S. under normal circumstances.
2. Comment: With regard to the existence of Cayman subsidiary, please confirm the following: (i) that the subsidiary’s board will be signatories to Funds registration statement; (ii) that the subsidiary’s financial statements are consolidated with the Fund; (iii) that the Fund and subsidiary meet all requirements of the 1940 Act (as amended) on a consolidated basis, including section 8 concerning investment policies, section 17 concerning affiliated transactions and custody, and section 18 concerning capital structure and leveraging; (iv) that the Fund and the subsidiary will use appropriate pricing and accounting methods under the 1940 Act; (v) that the subsidiary will have an eligible custodian under section 17(f)(5); (vi) that the subsidiary’s expenses are included in the Fund’s fee table as separate line item; (vii) that the subsidiary and its Board agreed to designate an agent for service of process in the U.S. and allow inspection of its books and records by the SEC staff; and (viii) that the Fund has no intention to sell or transfer shares of the subsidiary.
     Response: (i) One or more members of the subsidiary’s board, once established, will separately sign subsequent post-effective amendments to the Fund’s registration statement on Form N-1A as such amendments relate to the Fund; (ii) the subsidiary’s financial statements will be consolidated with the Fund’s financial statements, consistent with applicable accounting principles; (iii) the Fund and the subsidiary meet the requirements of the 1940 Act (as amended) on a consolidated basis, involving section 8 concerning investment policies, section 17 concerning affiliated transactions and custody and section 18 concerning capital structure and leveraging; (iv) the Fund and the subsidiary will use the same pricing and accounting methods that comply with the 1940 Act; (v) the subsidiary will have an eligible custodian under section 17(f)(5); (vi) The Registrant respectfully declines to add a line item to the Fund’s fee table that reflects the subsidiary’s expenses. The subsidiary’s and the Fund’s financial statements are reported on a consolidated basis and this disclosure change would be inconsistent with such consolidated reporting. Further, including this disclosure would create inconsistent presentation among other Invesco Funds that utilize a Cayman subsidiary, which were not requested by the Staff, and do not, separately report the subsidiary’s fees in their fee tables; (vii) the Registrant will include an undertaking in Part C of the Fund’s registration statement designating the subsidiary’s custodian as agent for service of process in the U.S. and consenting to the inspection of its books and records by the Commission staff; and (viii) the Fund confirms that it has no intention to sell or transfer shares of the subsidiary.
3. Comment: In the Example under “Fees and Expenses of the Fund”, only provide the costs for the 1 and 3 year periods; please delete the 5 and 10 year periods.
     Response: We have made this change.
4. Comment: In the Section entitled, “Portfolio Turnover”, include the narratives found in Item 3 of Form N-1A.
     Response: We have made this change.
5. Comment: In paragraph 1 of the section entitled, “Principal Investment Strategies of the Fund,” explain whether the Fund and the Subsidiary will invest directly in equity and fixed income rather than indirectly through derivatives.
     Response: The Fund primarily will invest indirectly through derivatives. Accordingly, we have revised the disclosure to make this clear.
6. Comment: In paragraph 1 of the section entitled, “Principal Investment Strategies of the Fund,” quantify the word, “primarily,” in terms of percentages.
     Response: We have removed the word, “primarily.”
7. Comment: Regarding the section entitled, “Principal Investment Strategies of the Fund,” explain in your response whether the Fund will invest directly in commodities? If so, to what extent will it do so and how does this impact its RIC qualifications.
     Response: No. The Fund will not invest directly in commodities.
8. Comment: In paragraph 2 of the section entitled, “Principal Investment Strategies of the Fund,” state whether the Fund is investing in equities directly or through derivatives. Also, state what types of equity investments the Fund is going to make (e.g., common, preferred, etc.). State whether there are any strategies for market cap ranges with regard to equity investments and add the appropriate risk disclosure for such market caps.
     Response: We have revised the disclosure to indicate that the Fund will be investing in equities indirectly through derivatives on indices. Because the Fund is not going to invest in a particular type(s) of equities (e.g., common, preferred, etc.) as a principal investment strategy, we have not disclosed any such type. Further, because the Fund will be investing in a variety of indices, which generally are not market capitalization specific, and does not have a market capitalization strategy, we have not disclosed any market cap strategy or corresponding risk.
9. Comment: In paragraph 2 of the section entitled, “Principal Investment Strategies of the Fund,” state the buy and sell strategies of the Fund with regard to equities and fixed income.
     Response: We have provided further clarification regarding the Fund’s (and the subsidiary’s) strategies for derivatives that provide exposure to equity, fixed income and commodities markets.
10. Comment: In paragraph 2 of the section entitled, “Principal Investment Strategies of the Fund,” change the words, “...are generally considered to be...” to the following: “...will be...”.
     Response: We have re-written this paragraph to remove the generalities.
11. Comment: In paragraph 2 of the section entitled, “Principal Investment Strategies of the Fund,” state the Fund’s investment strategy with regard to duration or dollar-weighting for fixed income investments.
     Response: We have re-written this section, and it now indicates that the Fund’s investment strategy is to purchase U.S. and foreign government debt securities having intermediate and long term duration.
12. Comment: In paragraph 4 of the section entitled, “Principal Investment Strategies of the Fund,” describe how the investment strategies of the Fund and the subsidiary are different.
     Response: We have revised the disclosure to provide expressly that, unlike the Fund, the subsidiary may invest without limitation in commodity-linked derivatives and other securities that provide leveraged and non-leveraged exposure to commodities.
13. Comment: Regarding paragraph 6 of the section entitled, “Principal Investment Strategies of the Fund,” state in your response how the Fund values derivatives for valuation purposes and NAV calculation purposes? Describe the asset segregation policies in the SAI.
     Response: The Fund values different derivatives using different methods for valuation and NAV calculation purposes. Futures contracts are valued at the final settlement price set by the exchange on which they are principally traded. Options are valued on the basis of market quotations, if available. Swap agreements are fair valued using an evaluated quote provided by an independent pricing service; evaluated quotes provided by the pricing service are based on a model that may include end of day net present values, spreads, ratings, industry and company performance. The price of the Fund’s shares is the Fund’s net asset value per share. The Fund values portfolio securities for which market quotations are readily available. The Fund values all other securities and assets for which market quotations are unavailable or unreliable at their fair value in good faith using procedures approved by the Board. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day. Disclosure reflecting the foregoing is available in the Fund’s registration statement.
     For swaps, forwards and futures that are contractually required to “cash-settle”, the Fund sets aside liquid assets in an amount equal to Fund’s daily mark-to-market (net) obligations, if any. For a derivative that is not required to cash settle, the Fund sets aside assets in an amount equal to the notional value. Disclosure reflecting the foregoing is in the SAI.

14. Comment: Regarding paragraph 7 of the section entitled, “Principal Investment Strategies of the Fund,” provide a plain English explanation of “notional amount” when referring to swap agreements. Also, delete the redundant definition of swap agreements.
     Response: We have added the following definition of notional amount: “The notional amount of a swap is based on the nominal or face amount of a referenced asset that is used to calculate payments made on that swap; the notional amount typically is not exchanged between counterparties. The parties to the swap use variations in the value of the underlying asset to calculate payments between them through the life of the swap.” The redundant definition of swap agreements has been deleted.
15. Comment: Regarding paragraph 8 of the section entitled, “Principal Investment Strategies of the Fund,” provide a plain English discussion of the investment process, including when the Fund decides to buy or sell investments. Describe how much of the Fund’s assets are in derivatives and how much is being sold short.
     Response: We have re-written this section to provide further clarification regarding the Fund’s (and the subsidiary’s) buy and sell strategies for all investments, including derivatives that provide exposure to equity, fixed income and commodities markets. We also have provided language indicating the amount of the Fund’s portfolio that will be invested in derivatives and have clarified the Fund’s ability to short certain investments.
16. Comment: In the Section entitled, “Principal Investment Strategies of the Fund”, pursuant to Item 9(b)(1), Instruction 7, consider adding disclosure that the fund will not engage in active and frequent trading.
     The Registrant respectively declines to add disclosure that the Fund will not engage in active and frequent trading. The Registrant confirms that the Fund expects to have portfolio turnover of less than 100% during its first year of operations and that active and frequent trading is not part of the Fund’s principal investment strategies. Item 9(b)(1) instruction 7 requires disclosure of whether the Fund may engage in active and frequent trading of portfolio securities, which the Registrant interprets to mean if the fund does not engage in these activities, no disclosure is required. Further, Item 9(b)(1) instruction 2 states that a negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy and, therefore, not required to be disclosed. This instruction is consistent with prior guidance from the Staff in Generic Comment letters and earlier versions of Form N-1A. If the fund in the future does engage, or intends to engage, in active and frequent trading, the fund will modify its principal investment strategy to make this clear and include a corresponding risk.
17. Comment: In paragraph 13 of the section entitled, “Principal Investment Strategies of the Fund,” change the statement that “...the portfolio management team can purchase derivatives...” to the portfolio management team “will” purchase derivatives.
     Response: We have re-written this disclosure so that this comment is no longer applicable.
18. Comment: In the section entitled, “Principal Risks of Investing in the Fund,” revise the risk for Exchange Traded Notes (“ETNs”) as ETNs are synthetic and have no underlying assets or reference assets. Also, state that there is high counterparty risk for ETNs.
     Response: We have revised the ETN risk to reflect that they are synthetic and subject to counterparty risk.

19. Comment: Regarding the “Subsidiary Risk” in the section entitled, “Principal Risks of Investing in the Fund,” state in your response whether the Fund incurs an extra layer of fees by investing in the subsidiary.
     Response: Practically, the Fund does not incur an extra layer of fees. Although the adviser does charge a fee at the subsidiary level, the amount of the fee at the subsidiary level is waived at the Fund level. Accordingly, the net effect is that only one advisory fee is being charged on the assets. For other fees, please see Response to item 2.
20. Comment: Regarding the “Subsidiary Risk” in the section entitled, “Principal Risks of Investing in the Fund,” the disclosure provides that the Fund, as the sole investor in the subsidiary, does not have the protections offered to investors in U.S. registered investment companies. Please describe the greater protections offered to investors in U.S. registered investment companies.
     Response: We have re-written the Subsidiary Risk to remove the statement that the Fund does not have the protections offered to investors in U.S. registered investment companies.
21. Comment: Regarding the “Tax Risk” in the section entitled, “Principal Risks of Investing in the Fund,” state whether the Fund will receive a tax opinion that income from the subsidiary is considered qualifying income under section 851(b)(2) of the I.R.C.
     Response: Invesco obtained a tax opinion from Stradley Ronon Stevens & Young on or about August 21, 2012, that the income the Fund receives from the subsidiary should be qualifying income if such income is treated as a dividend by the Fund in the year received.
22. Comment: Regarding the investment objective of the Fund, provide an explanation of what is meant by a “complete economic and market cycle”.
     Response: This change has been made
23. Comment: Regarding the investment objective of the Fund, state whether the shareholders will get advance notice of a change to the Fund’s investment objective.
     Response: Invesco will provide 60-days’ advance notice to shareholders of any change in the Fund’s investment objective.
24. Comment: In the section entitled “Fund Management,” include a description of any material litigation under “Pending Litigation.”
     Response: Item 10(a)(3) of Form N-1A requires the Registrant to describe any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund’s investment adviser or principal underwriter is a party. The Registrant has determined that there are no applicable material pending legal proceedings to include in the prospectus and has revised the disclosure to state the same. Certain non-material pending legal proceedings are described in the Fund’s Statement of Additional Information (“SAI”), and the disclosure reflects that as well.
25. Comment: In the section entitled, “Adviser Compensation”, indicate the year for the 12-month period ending on October 31.
     Response: We will add the year, 2012.

26. Comment: In the Statement of Additional Information (“SAI”) under the “Fundamental Restrictions” section, please reconcile the two paragraphs under sub-section (3); one paragraph indicates that the Fund will not concentrate in any one industry, and the following paragraph states that the Fund will concentrate in the commodities markets.
     Response: We have revised the fundamental policy to state that the Fund will not concentrate in any industries.
27. Comment: In Appendix C to the (SAI), in the table, please note in the heading that past trusteeships are during the past five years.
     Response: We have made this change.
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes, Esq.
Stephen R. Rimes, Esq.
Counsel